UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 19, 2017

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report on Form 6-K is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-202913) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856), except for the following sentences: "Further information about the scrip dividend for the financial year 2016 can be found in the “Shareholder Information – Summary Document (revised)”, which is available on the Credit Suisse website at: www.credit-suisse.com/agm" and "Further information about Credit Suisse can be found at www.credit-suisse.com” of the Media Release.

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Tel. +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

THESE MATERIALS ARE NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (DIRECTLY OR INDIRECTLY) IN OR TO CANADA, AUSTRALIA, THE HONG KONG SPECIAL ADMINISTRATIVE REGION OF THE PEOPLE'S REPUBLIC OF CHINA, SOUTH AFRICA OR JAPAN.

THESE MATERIALS ARE NOT AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES. THE SECURITIES TO WHICH THESE MATERIALS RELATE HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT. THERE WILL NOT BE A PUBLIC OFFERING OF THE SECURITIES IN THE UNITED STATES.

Media Release
Scrip dividend for the financial year 2016 and share capital increase: Announcement of final terms and number of new Credit Suisse Group AG shares to be issued in connection with the scrip dividend and total number of new Credit Suisse Group AG shares to be issued in the share capital increase

Zurich, May 19, 2017 Credit Suisse Group AG today announced that it will issue 72,881,770 new shares as a result of the scrip dividend elections for the financial year 2016, representing 3.5% of the Credit Suisse Group AG share capital currently issued. The issue price of the new shares is CHF 13.17. As a result of the scrip dividend elections, the total number of new shares to be issued in Credit Suisse Group AG’s share capital increase approved by the Extraordinary General Meeting on May 18, 2017, will be 393,232,572.

The election period during which eligible shareholders could make their election on how to receive their distribution for the financial year 2016 ended on May 19, 2017 (12:00 noon CEST). During the election period, 1,371,197,621 election rights were exercised for the receipt of new Credit Suisse Group AG shares. This results in 72,881,770 new Credit Suisse Group AG shares to be issued out of authorized capital, representing 3.5% of the currently issued share capital of Credit Suisse Group AG.

The reference share price was calculated based on the five-day average of the daily volume-weighted average prices of the Credit Suisse Group AG shares listed on SIX Swiss Exchange from May 15, 2017, to May 19, 2017, and is CHF 14.32. Less a discount of 8% to the reference share price, the issue price of the new Credit Suisse Group AG shares is CHF 13.17, resulting in a conversion ratio of 1 new share for 18.814 existing shares.

65.6% of the distribution for the financial year 2016 will be paid in new Credit Suisse Group AG shares. Election rights not exercised for the receipt of new Credit Suisse Group AG shares during the election period will be paid out in cash in the amount of CHF 0.70 per registered share, as approved at the Annual General Meeting on April 28, 2017.

Media Release
May 19, 2017 Page 2/5

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR TO CANADA, AUSTRALIA, THE HONG KONG SPECIAL ADMINISTRATIVE REGION OF THE PEOPLE’S REPUBLIC OF CHINA, SOUTH AFRICA OR JAPAN.

The delivery of the new Credit Suisse Group AG shares with related pre-emptive subscription rights for participation in the share capital increase (see below) or the payment of the cash distribution, as applicable, is expected to occur on May 24, 2017. Further information about the scrip dividend for the financial year 2016 can be found in the “Shareholder Information – Summary Document (revised)”, which is available on the Credit Suisse website at: www.credit-suisse.com/agm.

Eligible shareholders who have elected to receive all or part of their distribution for the financial year 2016 in the form of new Credit Suisse Group AG shares will be able – subject to certain restrictions under applicable local laws – to participate in the share capital increase through a rights offering as announced by Credit Suisse Group AG on April 26, 2017, and as approved by the Extraordinary General Meeting on May 18, 2017. As a result of the issuance of the new shares relating to the scrip dividend, the total number of new Credit Suisse Group AG shares to be issued in the share capital increase will amount to 393,232,572. Credit Suisse Group AG expects the net proceeds of the rights offering (including the issuance of new shares as a result of the allotment of rights on shares received as scrip dividend) to amount to approximately CHF 4.1 billion.

Information
Christoph Meier, Media Relations Credit Suisse AG, tel. +41 844 33 88 44, media.relations@credit-suisse.com
Adam Gishen, Investor Relations Credit Suisse AG, tel. +41 44 333 71 49, investor.relations@credit-suisse.com

Media Release
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NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR TO CANADA, AUSTRALIA, THE HONG KONG SPECIAL ADMINISTRATIVE REGION OF THE PEOPLE’S REPUBLIC OF CHINA, SOUTH AFRICA OR JAPAN.

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 46’640 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information
This media release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
–	our plans, objectives or goals;
–	our future economic performance or prospects;
–	the potential effect on our future performance of certain contingencies; and
–	assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
–	the ability to maintain sufficient liquidity and access capital markets;
–	market volatility and interest rate fluctuations and developments affecting interest rate levels;
–
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries or in emerging markets in 2017 and beyond;

–	the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
–	adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
–
the ability to achieve our strategic objectives, including cost efficiency, net new asset, pre-tax income/(loss), capital ratios and return on regulatory capital, leverage exposure threshold, risk-weighted assets threshold and other targets and ambitions;

–	the ability of counterparties to meet their obligations to us;
–	the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
–	political and social developments, including war, civil unrest or terrorist activity;
–	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
–	operational factors such as systems failure, human error, or the failure to implement procedures properly;
–	the risk of cyberattacks on our business or operations;
–
actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;

–	the effects of changes in laws, regulations or accounting policies or practices in countries in which we conduct our operations;
–	the potential effects of proposed changes in our legal entity structure;
–	competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
–	the ability to retain and recruit qualified personnel;
–	the ability to maintain our reputation and promote our brand;
–	the ability to increase market share and control expenses;
–	technological changes;
–	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
–	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;

Media Release
May 19, 2017 Page 4/5

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR TO CANADA, AUSTRALIA, THE HONG KONG SPECIAL ADMINISTRATIVE REGION OF THE PEOPLE’S REPUBLIC OF CHINA, SOUTH AFRICA OR JAPAN.

–	the adverse resolution of litigation, regulatory proceedings and other contingencies; and
–	other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2016.

DISCLAIMER
Important note
 This document is intended to provide information to the shareholders of Credit Suisse Group AG and the general public on the share capital increase approved by the Extraordinary General Meeting of Credit Suisse Group AG on May 18, 2017. It is not an offer to sell or a solicitation of offers to purchase or subscribe for securities of Credit Suisse Group AG. This document is not a prospectus within the meaning of article 652a of the Swiss Code of Obligations, or a listing prospectus as defined in the listing rules of SIX Swiss Exchange AG or of any other exchange or regulated trading facility in Switzerland or a prospectus under any other applicable laws. Copies of this document may not be sent to jurisdictions, or distributed in or sent from jurisdictions, in which this is barred or prohibited by law. The information contained herein does not constitute an offer to sell or the solicitation of an offer to buy, in any jurisdiction in which such offer or solicitation would be unlawful prior to registration, exemption from registration or qualification under the securities laws of any jurisdiction. A decision to participate in the rights offering of Credit Suisse Group AG that was approved by the Extraordinary General Meeting of Shareholders on May 18, 2017, should be based exclusively on the offering and listing prospectus published by Credit Suisse Group AG for such purpose and not on the basis of this document.
This document does not constitute an offer or invitation to subscribe for or to purchase any securities in the United States of America. The shares referred to herein have not been and will not be registered under the Securities Act, or the laws of any U.S. state and may not be offered or sold in the United States of America absent registration or an exemption from registration under the Securities Act. There will be no public offering of the shares in the United States of America.
The information contained herein does not constitute an offer of securities to the public in the United Kingdom. No prospectus offering securities to the public will be published in the United Kingdom. This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) persons who are members or creditors of certain bodies corporate falling within article 43(2) of the Order or (iv) high net worth entities, and other persons to whom it may lawfully be communicated, falling within article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Any offer of securities to the public that may be deemed to be made pursuant to this communication in any

Media Release
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NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR TO CANADA, AUSTRALIA, THE HONG KONG SPECIAL ADMINISTRATIVE REGION OF THE PEOPLE’S REPUBLIC OF CHINA, SOUTH AFRICA OR JAPAN.

EEA Member State that has implemented Directive 2003/71/EC (as amended, including by Directive 2010/73/EU, and including any applicable implementing measures in any Member State, the “Prospectus Directive”) is only addressed to qualified investors in that Member State within the meaning of the Prospectus Directive.

Stabilization Legend
Stabilization/ICMA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Christian Schmid
Christian Schmid
Managing Director

/s/ Susanne Reinhard
Susanne Reinhard
Date: May 19, 2017		Director